UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               FORM 11-K/A No. 1

            FOR ANNUAL REPORTS OF EMPLOYEES STOCK PURCHASE, SAVINGS
              AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                      OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 1934

                        Commission file number 0-18173


                  BANKNORTH GROUP, INC. EMPLOYEE SAVINGS PLAN
                           (Full title of the Plan)


                             BANKNORTH GROUP, INC.
           (Name of issuer of securities held pursuant to the plan)


                      300 FINANCIAL PLAZA, P.O. BOX 5420
                             BURLINGTON, VT 05401
                    (Address of principal executive office)



Item 4. Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.



Banknorth Group, Inc. Employee Savings Plan (Audited):                         Page
------------------------------------------------------                         ----

Independent Auditors' Report                                                      3

Statements of Net Assets Available for Plan Benefits at December 31, 1996
 and 1995                                                                         4

Statements of Changes on Net Assets Available for Plan Benefits for the
 Years Ended December 31, 1996 and 1995                                           5

Notes to Financial Statements                                                  6-13

SCHEDULES:                                                     Schedules
                                                               ---------

Item 27(a)   Schedule of Assets Held for Investment Purposes       1             14

Item 27(d)   Schedule of Reportable Transactions                   2             15

EXHIBITS:

Consent of Independent Public Accountants                                        16

Signature                                                                        17



KPMG Peat Marwick LLP
74 North Pearl Street
Albany, NY 12207



                         Independent Auditors' Report


The Banknorth Group Pension and Employee Savings Committee
Banknorth Group, Inc.:


We have audited the accompanying statements of net assets available for Plan benefits of Banknorth Group, Inc. Employee Savings Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/  KPMG PEAT MARWICK LLP


May 2, 1997



                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits

                          December 31, 1996 and 1995


    Assets                                                               1996           1995
                                                                     ------------    ----------

Investments at fair value (cost of investments: $20,071,790 and
 $17,820,296 at December 31, 1996 and 1995, respectively)
 (notes 4, 5 and 6)                                                  $ 31,499,575    26,449,338

Contributions receivable                                                  210,055       170,684

Due from broker                                                             2,026            --

Accrued income                                                             56,047        37,731
                                                                     --------------------------

      Total assets                                                     31,767,703    26,657,753

    Liabilities

Due to broker                                                             406,926            --
                                                                     --------------------------

Net assets available for Plan benefits (note 9)                      $ 31,360,777    26,657,753
                                                                     ==========================


See accompanying notes to financial statements.



                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                    Years ended December 31, 1996 and 1995


                                                                         1996            1995
                                                                     ------------     ----------

Investment activities:
  Interest and dividends                                             $    556,315        489,053
  Interest on participant loans                                            60,601         50,597
  Net appreciation of investments (note 5)                              3,298,750      5,272,829
                                                                     ---------------------------
      Increase in net assets derived from investment activities         3,915,666      5,812,479
                                                                     ---------------------------

Contributions:
  Participating employees' contributions                                1,801,096      1,359,904
  Company contributions                                                   901,130        697,489
  Rollover from other qualified plans                                     804,446        225,894
  Transfer from Farmington National Bank 401(k) Plan and Profit
   Sharing Plan (note 1)                                                       --      2,058,642
                                                                     ---------------------------
      Total contributions                                               3,506,672      4,341,929
                                                                     ---------------------------

      Total additions                                                   7,422,338     10,154,408
                                                                     ---------------------------

Expenditures:
  Withdrawals and benefits paid to former Plan participants             2,587,605      1,829,975
  Withdrawals and benefits paid to active Plan participants                34,357         53,659
                                                                     ---------------------------
      Total withdrawals and benefits paid (note 7)                      2,621,962      1,883,634
                                                                     ---------------------------

  Administrative expenses (note 2)                                         97,352        108,336
                                                                     ---------------------------

        Net increase in net assets available for Plan benefits
         (note 9)                                                       4,703,024      8,162,438

Net assets available for Plan benefits at beginning of year            26,657,753     18,495,315
                                                                     ---------------------------

Net assets available for Plan benefits at end of year                $ 31,360,777     26,657,753
                                                                     ===========================


See accompanying notes to financial statements.



                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1996 and 1995


(1)   Description of the Plan

      The Banknorth Group, Inc. Employee Savings Plan (the Plan) is sponsored by and administered by Banknorth Group, Inc., a Delaware Corporation (the Company). The Plan is a defined contribution plan covering qualified employees of the Company and qualified employees of the Company's subsidiaries: The Howard Bank, N.A., Granite Savings Bank and Trust Company, The Woodstock National Bank, First Vermont Bank & Trust Company, Farmington National Bank, Franklin Lamoille Bank, First Massachusetts Bank, N.A., Banknorth Mortgage Company, and The Stratevest Group, N.A. The Stratevest Group, N.A. (the Trustee) acts as the Trustee of the Plan and is responsible for safekeeping and investment of all contributions made to the Plan. Prior to February, 1996, the Trust Department of the Howard Bank, N.A. acted as Trustee of the Plan. However, in February 1996, the trust operations of the Howard Bank, N.A. were sold to The Stratevest Group, N.A. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Also in February, 1996, Banknorth Group, Inc. completed the purchase of thirteen banking offices of Shawmut Bank, N.A. A new subsidiary, First Massachusetts Bank, N.A., was organized to own and operate the acquired offices. Beginning on March 1, 1996, all qualified employees of First Massachusetts Bank, N.A. were eligible to rollover their vested account balances from the former Shawmut Bank, N.A. 401(k) plan to the Plan.

      On January 1, 1995, the Plan merged with the Farmington National Bank 401(k) Plan and Profit Sharing Plan. This resulted in a transfer of approximately $2.1 million of net assets into the Plan.

      Each regular employee who works 20 hours or more per week for the Company is eligible to participate in the Plan after completing three months of service. A regular employee who works less than 20 hours per week but has worked 1,000 hours by their first anniversary date, or during any plan year, is eligible to join the Plan as of the next enrollment date.


(2)   Summary of Significant Accounting Policies

      The significant accounting policies followed by the Plan are as follows:

      (a)   Basis of Presentation

            The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets.

      (b)   Investments and Investment Income

            Investments in securities are stated at fair value. The fair value of marketable securities is based on quotations from national security exchanges. The fair value of investments in common trust funds and mutual funds is based on the fair values of the underlying securities. The fair values of certificates of deposit and loans to participants are estimated to be approximately the book values of these investments.

            Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income on equity securities is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

      (c)   Administrative Expenses

            The Plan document calls for the Plan to pay for all administrative expenses. However, the Company may directly pay the administrative expenses at its discretion. All administrative expenses paid by the Plan have been paid directly from Plan assets. Administrative expenses primarily include recordkeeping fees and audit fees.

      (d)   Termination Policy

            In the event of full or partial termination of the Plan, the Plan administrator, in its sole discretion, shall instruct the trustee, either (1) to pay the net value of the participants' accounts, or
            (2) to continue to manage and administer the assets of the trust for the benefit of eligible employees to which distributions will be made at a later date, as stipulated in the Plan document.

      (e)   Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from these estimates.


(3)   Contributions and Vesting

      Each participant may elect to contribute not less than 1% nor more than 15% of their compensation to the Plan, within IRS limitations, by regular payroll deductions. Participants' contributions may be made on a pre-tax basis, after-tax basis, or a combination of both. Each participant's contribution is considered to be the Basic Contribution. The maximum amount of pre-tax compensation which may be contributed to the Plan by an employee is $9,500 in calendar year 1996. A participant may change the rate of contribution at the beginning of January, April, July or October of each year. A participant may also change their investment elections to specific investment programs at the beginning of January, April, July or October of each year.

      The Company provides a Company Matching Contribution of 66-2/3% of each participant's Basic Contribution, up to a maximum Basic Contribution of 6%. All amounts contributed by the employee and the Company Matching Contribution, plus earnings thereon, are fully vested. All amounts transferred into the Plan from the Farmington National Bank 401(k) Plan and Profit Sharing Plan were fully vested.


(4)   Investment Programs

      The Plan provides for seven separate investment programs which are described as follows:

            "Money Market Fund" - invests in insured certificates of deposit, money market funds and U.S. Government obligations.

            "Diversified Stock Fund" - invests in common stocks, common trust funds, mutual funds, bonds, debentures and preferred stocks which are convertible into common stocks.

            "Company Stock Fund" - invests in shares of common stock of
               Banknorth Group, Inc.

            "Balanced Fund" - invests in common stocks, common trust funds, mutual funds, bonds and money market instruments.

            "Fixed Income Fund" - invests in common trust funds, which primarily invest in bonds and asset backed securities.

            "Value Stock Fund" - invests in common trust funds, which primarily invest in common stocks.

            "Foreign Stock Fund" - invests in common trust funds, which primarily invest in foreign stock mutual funds.

      In July, 1996, the Plan added the Fixed Income Fund, the Value Stock Fund, and the Foreign Stock Fund to its investment programs.

      Each fund also maintains a money market account in order to accommodate cash flows from investing transactions and accommodate withdrawals and transfers to other funds.


(5)   Investments

      The Plan's investments are held in trust funds maintained by the Trustee. The following table presents the original cost and fair values of the Plan's investments as of December 31, 1996 and 1995.

                                                                           1996                         1995
                                                                --------------------------    ------------------------
                                                                                  Fair                        Fair
                                                                    Cost          value          Cost         value
                                                                ------------    ----------    ----------    ----------

      Cash equivalents                                          $  1,245,766     1,245,766       910,439       910,439
      Certificates of deposit                                      1,725,000     1,725,000     3,548,000     3,548,000
      Common stock - Banknorth Group, Inc.                         1,608,014     4,674,052     1,600,770     4,638,751
      Common trust funds managed by The Stratevest Group, N.A.    10,786,528    18,717,090     7,966,370    13,225,618
      Mutual funds                                                   932,392     1,367,435       650,809       928,638
      U.S. Government obligations                                  2,847,037     2,843,179     2,363,848     2,417,832
      Loans to participants                                          927,053       927,053       780,060       780,060
                                                                ------------------------------------------------------
                                                                $ 20,071,790    31,499,575    17,820,296    26,449,338
                                                                ======================================================

      The net appreciation (depreciation) of investments , including unrealized and realized gains and losses, during 1996 and 1995 by investment type was as follows:

                                                            1996          1995
                                                         -----------    ---------

             Common stock                                $   296,929    1,905,738
             Common trust funds and mutual funds           3,069,161    3,321,043
             U. S. Government obligations                    (67,340)      46,048
                                                         ------------------------
                                                         $ 3,298,750    5,272,829
                                                         ========================

      Investments that represent 5% or more of the net assets available for Plan benefits as of December 31, 1996 and 1995 are separately identified as follows:

                                                                       1996
                                                            --------------------------
                                                                              Fair
                                                                Cost          value
                                                            ------------    ----------

      Common Stock
      ------------
      Banknorth Group, Inc. (112,628 shares)                $  1,608,014     4,674,052

      Common Trust Funds
      ------------------
      The Stratevest Group Employee Benefit Bond Fund
       (131,246 units of participation)                        2,716,828     3,593,560
      The Stratevest Group Employee Benefit Value Stock
       Fund (134,602 units of participation)                   4,291,826     8,406,460
      The Stratevest Group Employee Benefit Growth Stock
       Fund (131,731 units of participation)                   3,568,727     6,497,633
                                                            --------------------------
                                                            $ 12,185,395    23,171,705
                                                            ==========================

                                                                       1995
                                                            --------------------------
                                                                              Fair
                                                                Cost          value
                                                            ------------    ----------

      Common Stock
      ------------
      Banknorth Group, Inc. (120,487 shares)                $  1,600,770     4,638,751

      Common Trust Funds
      ------------------
      The Howard Bank Common Trust Fund D
       (119,137 units of participation)                        2,937,769     4,722,992
      The Howard Bank Common Trust Fund E
       (114,110 units of participation)                        3,039,346     5,762,479
      The Howard Bank Common Trust Fund F
       (104,620 units of participation)                        1,989,255     2,740,147
                                                            --------------------------
                                                            $  9,567,140    17,864,369
                                                            ==========================

      During 1996, The Stratevest Group, N.A. consolidated and/or changed the names of certain common trust funds under its management, including common trust funds invested in by the Plan, as follows: The Howard Bank Common Trust Fund D was renamed The Stratevest Group Employee Benefit Growth Stock Fund, The Howard Bank Common Trust Fund F was renamed The Stratevest Group Employee Benefit Bond Fund, and The Howard Bank Common Trust Fund E was merged with The First Vermont Bank Employee Benefit Equity Income Fund and renamed The Stratevest Group Employee Benefit Value Stock Fund.


(6)   Loans to Participants

      Participants may borrow an amount not in excess of $50,000 or 50% of their account balance, whichever is less, with a minimum loan of $1,000. Loans are subject to certain conditions and limitations as stipulated in the Plan document and under Internal Revenue Service regulations. Loans are generally repayable over a maximum of 5 years through regular payroll deductions. Loans related to the financing of a primary residence may be repaid over a maximum period of 30 years. The interest rate is determined by the Plan administrator and ranged from 7.0% to 9.625% on loans outstanding as of December 31, 1996 and 1995, respectively.

      At December 31, 1996 and 1995, loans to participants amounted to $927,053 and $780,060, respectively. New loans granted to participants amounted to $597,794 and $517,400 in 1996 and 1995, respectively, while loan repayments amounted to $409,495 and $375,409 in 1996 and 1995, respectively. Loans to participants which were converted to taxable distributions during 1996 and 1995 amounted to $41,306 and $87,077, respectively.


(7)   Withdrawals and Benefits Paid

      Withdrawals and benefits paid primarily represent disbursements to former participants upon their retirement or termination of employment with the Company and participation in the Plan. Also included are benefits paid to active participants under the Qualifying Financial Hardship provisions and Qualifying Non-Hardship provisions of the Plan.

      Benefits are paid to eligible members or their beneficiaries in a lump sum distribution in the quarter following the approval of the benefits distribution. However, those eligible to receive a distribution may elect to defer payment if their balance exceeds $3,500. Deferment may continue until the participant turns 65 years of age.


(8)   Tax Status of Plan

      The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 1994, that the Employee Savings Plan is designed in accordance with applicable sections of the Internal Revenue Code and is exempt from income taxes. The Plan has been amended since receiving the determination letter. However, management of the Plan believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the Internal Revenue Code.


(9)   Summary of Changes in Net Assets Available for Plan Benefits by Fund

      A summary of the changes in net assets available for Plan benefits by fund for the years ended December 31, 1996 and 1995 is as follows:

                                                                              1996
                                ---------------------------------------------------------------------------------------------------
                                  Money     Diversified   Company                Fixed    Value   Foreign     Loans
                                  Market       Stock       Stock     Balanced   Income    Stock    Stock        to
                                   Fund        Fund        Fund        Fund      Fund     Fund     Fund    Participants    Total
                                ----------  -----------  ---------  ----------  -------  -------  -------  ------------  ----------

Investment activities:
 Interest and dividends         $  347,292      35,200     134,233      38,457      188      663      282         --        556,315
 Interest on participant loans      14,741      11,289       9,906      23,153      526      768      218         --         60,601
 Net appreciation
  (depreciation) of investments    (13,356)  1,350,131     282,566   1,610,864    6,873   51,382   10,290         --      3,298,750
                                ---------------------------------------------------------------------------------------------------
   Increase in net assets
    derived from investment
    activities                     348,677   1,396,620     426,705   1,672,474    7,587   52,813   10,790         --      3,915,666
                                ---------------------------------------------------------------------------------------------------

Contributions:
 Participating employees'
  contributions                    327,686     572,351     292,944     539,372    7,417   42,313   19,013         --      1,801,096
 Company contributions             170,404     275,775     151,678     272,511    3,395   19,216    8,151         --        901,130
 Rollover from other
  qualified plans                  170,475     246,597     152,926     190,496   11,710   24,012    8,230         --        804,446
                                ---------------------------------------------------------------------------------------------------
   Total contributions             668,565   1,094,723     597,548   1,002,379   22,522   85,541   35,394         --      3,506,672
                                ---------------------------------------------------------------------------------------------------

   Total additions before
    transfers                    1,017,242   2,491,343   1,024,253   2,674,853   30,109  138,354   46,184         --      7,422,338
                                ---------------------------------------------------------------------------------------------------

Net transfers between funds       (636,281)    334,297    (548,622)     76,266  159,670  435,880  178,790         --             --

Net loan activity                   (1,615)    (51,327)   (101,166)    (38,510)   3,400      130      789    188,299             --

Expenditures:
 Withdrawals and benefits paid
  to former Plan participants    1,395,455     276,589     149,130     725,057       --       66        2     41,306      2,587,605
 Withdrawals and benefits paid
  to active Plan participants       12,345       9,570       5,126       7,316       --       --       --         --         34,357
                                ---------------------------------------------------------------------------------------------------
   Total withdrawals and
    benefits paid                1,407,800     286,159     154,256     732,373       --       66        2     41,306      2,621,962
                                ---------------------------------------------------------------------------------------------------

Administrative expenses             20,699      23,875      14,826      36,568      316      763      305         --         97,352
                                ---------------------------------------------------------------------------------------------------

Net increase (decrease) in net
 assets available for Plan
 benefits                       (1,049,153)  2,464,279     205,383   1,943,668  192,863  573,535  225,456    146,993      4,703,024

Net assets available for Plan
 benefits at beginning of year   6,232,233   5,559,625   4,623,046   9,462,789       --       --       --    780,060     26,657,753
                                ---------------------------------------------------------------------------------------------------

Net assets available for Plan
 benefits at end of year        $5,183,080   8,023,904   4,828,429  11,406,457  192,863  573,535  225,456    927,053     31,360,777
                                ===================================================================================================


                                                                               1995
                                             ----------------------------------------------------------------------------
                                               Money      Diversified    Company                   Loans
                                               Market        Stock        Stock     Balanced         to
                                                Fund         Fund         Fund        Fund      Participants     Total
                                             ----------   -----------   ---------   ---------   ------------   ----------

Investment activities:
 Interest and dividends                      $  332,993       19,192      109,768      27,100          --         489,053
 Interest on participant loans                   13,663       12,600        5,114      19,220          --          50,597
 Net appreciation of investments                 46,047    1,235,260    1,905,739   2,085,783          --       5,272,829
                                             ----------------------------------------------------------------------------
   Increase in net assets derived from
    investment activities                       392,703    1,267,052    2,020,621   2,132,103          --       5,812,479
                                             ----------------------------------------------------------------------------

Contributions:
 Participating employees' contributions         328,992      368,673      187,493     474,746          --       1,359,904
 Company contributions                          174,681      181,072       99,107     242,629          --         697,489
 Rollover from other qualified plans             91,114       10,090       59,894      64,796          --         225,894
 Transfer from Farmington National 401(k)
  Plan and Profit Sharing Plan                1,386,412      240,223       98,656     333,351          --       2,058,642
                                             ----------------------------------------------------------------------------
   Total contributions                        1,981,199      800,058      445,150   1,115,522          --       4,341,929
                                             ----------------------------------------------------------------------------

   Total additions before transfers           2,373,902    2,067,110    2,465,771   3,247,625          --      10,154,408
                                             ----------------------------------------------------------------------------

Net transfers between funds                     (72,267)     399,453      (85,217)   (241,969)         --              --

Net loan activity                               (74,480)     (11,743)      15,893     (71,661)    141,991              --

Expenditures:
 Withdrawals and benefits paid to former
  Plan participants                             622,838      166,338       74,745     878,977      87,077       1,829,975
 Withdrawals and benefits paid to active
  Plan participants                              15,793       13,483        2,650      21,733          --          53,659
                                             ----------------------------------------------------------------------------
   Total withdrawals and benefits paid          638,631      179,821       77,395     900,710      87,077       1,883,634

 Administrative expenses                         31,135       20,741       15,622      40,838          --         108,336
                                             ----------------------------------------------------------------------------

Net increase in net assets available for
 Plan benefits                                1,557,389    2,254,258    2,303,430   1,992,447      54,914       8,162,438

Net assets available for Plan benefits
 at beginning of year                         4,674,844    3,305,367    2,319,616   7,470,342     725,146      18,495,315
                                             ----------------------------------------------------------------------------

Net assets available for Plan benefits
 at end of year                              $6,232,233    5,559,625    4,623,046   9,462,789     780,060      26,657,753
                                             ============================================================================


(10)  Significant Concentrations of Credit Risk

      At December 31, 1996 and 1995, $1,725,000 and $3,548,000 was in various deposit accounts in the banking subsidiaries of the Company, $18,717,090 and $13,225,618 was invested in common trust funds managed by the Trustee, and $4,674,052 and $4,638,751 was invested in the common stock of the Company.

      Deposits in subsidiaries of the Company, investments in common trust funds managed by the Trustee, and investments in the common stock of the Company, at fair value, represented approximately 80% and 81% of the Plan's investments, at fair value, at December 31, 1996 and 1995, respectively.


(11)  Reconciliation to the Plan's Form 5500

      The following is a reconciliation of the increase in net assets available for Plan benefits for the years ended December 31, 1996 and 1995, as reflected in the financial statements to the Plan's Form 5500.

                                                                          1996          1995
                                                                       -----------    ---------

      Increase in net assets available for Plan benefits during
       the year as reported in the Plan's Form 5500                    $ 4,703,024    8,312,656

      Less: Beginning of year benefits payable to terminated
       and retired participants                                                 --      150,218
                                                                       ------------------------

      Increase in net assets available for Plan benefits during
       the year as reflected in the financial statements               $ 4,703,024    8,162,438
                                                                       ========================


                                                                     Schedule 1

                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

         Line 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1996


                                                                                                         Current
         Identity of issuer                      Description of Investment                  Cost          Value
-----------------------------------    ---------------------------------------------    ------------    ----------

Federated                              Institutional Treasury Obligation Fund No. 68    $  1,245,766     1,245,766
Farmington National Bank*              Certificate of deposit, 5.45%, 12/20/97               600,000       600,000
First Vermont Bank & Trust Company*    Certificate of deposit, 9.70%, 5/11/00                 75,000        75,000
The Howard Bank, N.A.*                 Certificate of deposit, 5.30%, 2/12/97                400,000       400,000
Farmington National Bank*              Certificate of deposit, 5.50%, 1/02/97                250,000       250,000
Farmington National Bank*              Certificate of deposit, 5.85%, 1/02/98                100,000       100,000
First Vermont Bank & Trust Company*    Certificate of deposit, 9.70%, 5/09/00                300,000       300,000
Banknorth Group, Inc.*                 Common Stock                                        1,608,014     4,674,052
The Stratevest Group, N.A.*            Employee Benefit Bond Fund                          2,716,828     3,593,560
The Stratevest Group, N.A.*            Employee Benefit Value Stock Fund                   4,291,826     8,406,460
The Stratevest Group, N.A.*            Employee Benefit Foreign Stock Fund                   209,147       219,437
The Stratevest Group, N.A.*            Employee Benefit Growth Stock Fund                  3,568,727     6,497,633
SEI Index Fund                         S&P 500 Index Portfolio                               932,392     1,367,435
U.S. Government                        U.S. Treasury Bill, 4/03/97                           399,434       399,434
U.S. Government                        U.S. Treasury Bill, 6/26/97                           399,592       399,592
U.S. Government                        U.S. Treasury Bill, 1/30/97                           243,398       243,398
U.S. Government                        U.S. Treasury Note, 6.88%, 3/31/97                    405,630       401,625
U.S. Government                        U.S. Treasury Note, 6.38%, 6/30/97                    573,481       573,028
U.S. Government                        U.S. Treasury Note, 4.75%, 2/15/97                    323,228       324,696
U.S. Government                        U.S. Treasury Note, 6.13%, 5/31/97                    502,274       501,406
Participant loans                      Loans to participants, at interest rates
                                        ranging from 7.00% to 9.625%                         927,053       927,053
                                                                                        --------------------------
      Total investments at end of plan year                                             $ 20,071,790    31,499,575
                                                                                        ==========================

<F1> *  Party in interest



                                                                     Schedule 2

                             BANKNORTH GROUP, INC.
                             EMPLOYEE SAVINGS PLAN

               Line 27(d) - Schedule of Reportable Transactions

                         Year Ended December 31, 1996



                                                                                                              Current
                                                                                     Expense                 value of
                                                                                    incurred       Cost      asset on
                                                   Purchase     Selling    Lease      with          of      transaction   Net gain
 Identity of issuer           Description           price        price     rental  transaction    asset        date       or (loss)
---------------------   -----------------------   ----------   ----------  ------  -----------  ----------  -----------   ---------

Category I
(Individual transactions in excess of 5% of Plan Assets)

      None


Category II
(Series of transactions with respect to securities of same issue in excess of 5% of Fund Assets at beginning of the Plan year).

Federated               Institutional Treasury
                         Obligation Fund No. 68   11,428,274           --    --        --       11,428,274  11,428,274          --
                                                          --   11,092,947    --        --       11,092,947  11,092,947          --
The Stratevest Group*   Employee Benefit Value
                         Stock Fund                1,335,655           --    --        --        1,335,655   1,335,655          --
                                                          --      170,036    --        --           83,175          --      86,861


Note: Reportable transactions, for purposes of this schedule, are:

      (a) Individual transactions within the plan year, involving an amount in excess of 5% of the fair value of plan assets at the beginning of the year.

      (b) Series of transactions within the plan year in which the aggregate amount of the transactions exceeds 5% of the fair value of plan assets at the beginning of the plan year.

<F1> *   Party in interest



KPMG Peat Marwick LLP
74 North Pearl Street
Albany, NY 12207



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


The Shareholders
Banknorth Group, Inc.:

We consent to incorporation by reference in the Registration Statement filed on December 3, 1990, on Form S-8 of Banknorth Group, Inc. (No. 33-38040) of our report dated May 2, 1997, relating to the statements of net assets available for Plan benefits of the Banknorth Group, Inc. Employee Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for Plan benefits for the years then ended, which report appears in the December 31, 1996 annual report on Form 11-K/A No. 1 of Banknorth Group, Inc.


                                       /s/  KPMG PEAT MARWICK LLP


Albany, New York
June 27, 1997



                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      BANKNORTH GROUP, INC.
                                      EMPLOYEE SAVINGS PLAN
                                      (Name of Plan)



                                      By:  /s/  NEAL E. ROBINSON
                                           ------------------------------------
                                           Neal E. Robinson
                                           Treasurer



Date:  June 27, 1997